November 27, 2024

Paul Dacier
President
Rain Enhancement Technologies Holdco, Inc.
21 Pleasant Street, Suite 237
Newburyport, MA 01950

Paul Dacier
President
Rain Enhancement Technologies, Inc.
21 Pleasant Street, Suite 237
Newburyport, MA 01950

       Re: Rain Enhancement Technologies Holdco, Inc.
           Rain Enhancement Technologies, Inc.
           Registration Statement on Form S-4
           Filed November 25, 2024
           Amendment No. 1 to Registration Statement on Form S-4
           Filed November 25, 2024
           File No. 333-283425
Dear Paul Dacier and Paul Dacier:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Unaudited Condensed Consolidated Statements of Cash Flows , page F-60

1. We note you present net loss for the nine months ended September 30, 2024 as
       $(3,363,774). However, your net loss for the nine months ended September 30, 2024 is $(2,510,931) in your statements of operations. It appears that the statements of
 November 27, 2024
Page 2

       operation (your page F-58) for the nine month period ending September 30, 2024 is not accurate. The amounts presented in that statement do not agree to the amounts presented in your pro forma condensed combined statement of operations on page
       235. Please revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Stephen J. Doyle